                                                                           U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                                                                                                                                                                                  SEC File Number
                               FORM 12B-25                                                     000-06814

                                                                                                                                                                                   CUSIP Number
              NOTIFICATION OF LATE FILING                                  911805 10 9
                               (Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X]Form 10-Q and 10-QSB [ ]Form N-SAR [ ] Form N_CSR

For Period Ended: March 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:     U.S. Energy Corp.

Former Name if Applicable:    N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X	20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The final preparation of the Form 10Q for the quarter ended March 31, 2005 was delayed due to extraordinary amounts of time of the Registrant’s accounting department being directed to the potential sale of Registrant’s subsidiary Rocky Mountain Gas Inc.. This transaction is scheduled to close on June 1, 2005. The delivery of Registrant’s Form 10-Q to its audit firm was delayed. The Form 10Q for the Registrant is in final review at the audit firm. It is expected that the financial statements for the quarter ended March 31, 2005, will be filed on or before May 19, 2005. The Form 10-Q cannot be filed until the audit firm has completed its review. The financial statements are an integral part of the Form 10-Q for the subject quarter, and the Registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                                [X]Yes [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                [X ]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company recorded a net loss for the three months ended March 31, 2005 of $1,501,200 which is a reduction of $273,800 from the loss of $1,775,000 recorded during the three months ended March 31, 2004. The primary reasons for this reduction in the net loss is increased revenues which are directly tied to the production and sale of coalbed methane gas and management fees associated with that production. Total revenues recorded during the quarter ended March 31, 2005 increased by $584,000 to $1,451,500 as compared to revenues of $867,500 for the quarter ended March 31, 2004. Costs and expenses increased slightly to $2,834,300 for the quarter ended March 31, 2005 from the costs and expenses recorded during the quarter ended March 31, 2004 of $1,738,800. Other income and expenses resulted in an net loss of $172,200 for the quarter ended March 31, 2005 as compared to net income at March 31, 2005 of $55,700.

U.S. Energy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005                    By: /s/Robert Scott Lorimer, CFO
                                                                 Robert Scott Lorimer, CFO

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